# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAPLIGHT THERAPEUTICS, INC., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 07/30/2026
Amends the filing with accession number 0001388325-25-000021
Filed by CIK 0001388325
Persons authorized to receive notices and communications: Barbara Fiorini, Novo Holdings A/S, Tuborg Havnevej 19, Hellerup, Denmark (G7), DK-2900, 45 3527 6592

## Reporting persons
- Novo Holdings A/S (CIK 0001388325): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); source of funds: affiliate funds (AF), working capital (WC); sole voting power 2,086,622; shared voting power 0; sole dispositive power 2,086,622; shared dispositive power 0; aggregate amount beneficially owned 2,086,622 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Name of issuer: MAPLIGHT THERAPEUTICS, INC.
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 4, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Novo Holdings A/S beneficially owns 2,086,622 shares of common stock representing approximately 4.9% of the Issuer's outstanding shares of common stock (the "Novo Shares"), based upon 42,618,165 shares of common stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Novo Holdings A/S is a Danish corporation wholly owned by the Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.
Transactions in the class effected during the past sixty days:
Except as set forth below, Novo Holdings A/S has not effected any transactions with respect to the Issuer's common stock during the past sixty days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer's Common Stock within the past 60 days.

On July 30, 2026, Novo Holdings A/S sold the following shares in open market transactions:

- 1,314,195 shares of common stock in a single transaction at a price of $12.00 per share;
- 220,723 shares of common stock at prices ranging from $13.55 to $14.54 per share (a weighted-average price of $14.19 per share); and
- 65,082 shares of common stock at prices ranging from $14.55 to $15.00 per share (a weighted-average price of $14.69 per share).
Other persons with the right to receive dividends or sale proceeds: Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on July 30, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule I

## Signatures
- Novo Holdings A/S: /s/ Barbara Fiorini, Novo Holdings A/S By Barbara Fiorini, General Counsel, Finance & Operations (07/31/2026)